UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2020

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA ("Semiannual Report"). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets, and related consolidated statements of operations, members' equity and cash flows as of June 30, 2020 and for the six months ended June 30, 2020 are unaudited and have not been reviewed by external auditors.
Overview
Jamestown Invest 1, LLC is a newly organized Delaware limited liability company formed to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia metropolitan statistical area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. We are externally managed by Jamestown Invest Manager, L.P. (our "Manager"), a wholly-owned subsidiary of our sponsor. Jamestown operates an online investment portal at www.jamestowninvest.com.
We have offered, are offering and will continue to offer up to $50.0 million in our common shares in our Offering. As of June 30, 2020, we had raised total gross offering proceeds of $7,865,260 (including $5,501,000 in a private placement prior to the offering statement being declared “qualified,” of which $865,500 was from our sponsor). As September 25, 2020, the Company has raised a total of $7,965,760 in capital.
Our Investments
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) from Jamestown, L.P. (“Jamestown”), our sponsor, for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies. Southern Dairies has 80,000 rentable square feet and as of the date of this report, is approximately 88% leased to ten tenants. See "Investment Strategy and Objectives - Acquired Investments" for more information.
Liquidity and Capital Resources
Proceeds from common shares sold in the Offering have been and will continue to be, primarily used for property acquisitions and capital expenditures.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities, including the economic conditions related to the outbreak of the COVID-19 virus. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development. During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, if we carry any leverage, our exposure to adverse general economic conditions is heightened.
All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under the agreement will be entitled to proceed against the collateral granted to them to secure the debt owed.

Distributions
During the period ended June 30, 2020, we have not made any distributions. Once we begin to make distributions, we expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.
Redemption Plan
We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.
As of June 30, 2020, no common shares have been submitted for redemption through our redemption plan.
Sources of Operating Revenues and Cash Flows
Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.
We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Cash Flows from Operating Assets
As of June 30, 2020, the Company owned a 51% controlling interest in a joint venture that owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies.
For the six months ended June 30, 2020, and June 30, 2019, net cash provided by operating activities was $921,171 and $0, respectively. For the six months ended June 30, 2020, net cash flow from operating activities increased due to rental revenue from the acquisition of Southern Dairies, however the increase in rental revenue was offset by the loss on the interest rate swap resulting in a net loss overall.
Cash Flows from Investing Activities
For the six months ended June 30, 2020, and June 30, 2019, net cash used in investing activities was $35,013,610 and $0, respectively. For the six months ended June 30, 2020, net cash used in investing activities increased due to the acquisition of Southern Dairies.
Cash Flows from Financing Activities
For the six months ended June 30, 2020, and June 30, 2019, net cash provided by financing activities was $29,583,453 and $0, respectively. For the six months ended June 30, 2020, net cash provided by financing activities increased due to proceeds from the mortgage loan payable, contributions from noncontrolling interests and proceeds from the issuance of common stock.
Results of Operations
Refer to our Consolidated Statements of Operations in our consolidated financial statements.
For the period ended June 30, 2020, we had a net loss attributable to Jamestown Invest 1, LLC in the amount of $282,281. This was driven by a decrease in the value of the interest rate swap on our loan based on market rates as of June 30, 2020.
Based on a comparison of the six months ended June 30, 2020 versus the corresponding period in 2019, both revenues and expenses increased due to the acquisition of Southern Dairies. Total revenues increased by $1,576,694 and operating expenses increased by $2,120,187. Of the expenses, $393,165 was attributable to depreciation and amortization and $902,221 was attributable to a loss on the interest rate swap.
We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, asset management fees, fund administrative fees, depreciation and amortization and interest expense will increase as we acquire more real estate properties.

Outlook and Recent Trends
During the time period covered by this report (six months ended June 30, 2020), a pandemic of a novel strain of coronavirus (COVID-19) emerged globally. Although it is not possible to reliably estimate the length or severity of this pandemic and its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19. In addition, there have been calls from federal, state and local authorities regarding work-from-home and shelter-in-place orders that could negatively impact the Company’s business. The Company holds an interest in an asset in Georgia, which, as of September 28, 2020, is subject to state and/or local governmental restrictions that limit the use of the Company's asset. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic. For more information regarding the COVID-19 outbreak, please see "Risk Factors" in our Offering Circular.
Given the evolving nature of this unprecedented crisis, it is too early and difficult to predict the impact to the Fund at this time; however, we do expect a negative impact in the short-term. Still, we believe we can execute our value-add strategy over our anticipated five to seven year term.
For more information regarding market conditions and outlook, please see “Investment Objectives and Strategy” in our Offering Circular.
Critical Accounting Policies
See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Off-Balance Sheet Arrangements
As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding Related Party Arrangements, please see Footnote 6 in the accompanying consolidated financial statements below.
Recent Developments
Between July 1, 2020 and September 25, 2020, the Company sold 699 shares at a share price of $10.02 and 9,350 shares at a share price of $10.00, for $100,500 in gross offering proceeds. As of September 25, 2020, the aggregate shares outstanding were approximately 796,525 shares, for total gross offering proceeds of $7,965,760 (including the approximately 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective).
Effective September 25, 2020, the Company entered into an amendment to terminate its Transfer Agent Services Agreement with Computershare Trust Company, NA. No compensation was paid by either party with respect to the termination provision.
Item 2. Other Information
None.

Item 3. Financial Statements

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	(Unaudited)	(Audited)
	June 30, 2020	December 31, 2019
Assets:
Real estate:
Land	$15,190,260	$—
Buildings and improvements	19,368,561	—
Total real estate	34,558,821	—
Less: accumulated depreciation and amortization	(133,210)	—
Real estate, net	34,425,611	—
Cash and cash equivalents	1,073,010	5,718,072
Restricted cash	136,076	—
Accounts receivable	252,425	—
Interest receivable	—	8,300
Prepaid expenses and other assets	11,630	—
Tenant origination costs, net	2,231,219	—
Total assets	$38,129,971	$5,726,372

Liabilities:
Mortgage loan payable	$21,567,242	$—
Deferred financing costs, net of accumulated amortization of $31,686	(553,915)	—
Mortgage loan payable, net of deferred financing costs	21,013,327	—
Interest rate swap, at fair value	902,221	—
Accounts payable and accrued expenses	366,220	29,250
Accrued capital and leasing costs	52,938	—
Accrued interest expense	51,251	—
Tenant security deposits	136,076	—
Due to related parties	49,824	20,246
Below-market leases, net	1,826,799	—
Deferred income	6,120	—
Total liabilities	24,404,776	49,496

Commitment and contingencies (see note 8)

Members' Equity:
Members' equity (786,476 and 570,650 common shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	7,865,260	5,706,500
Noncontrolling interests	6,171,840	—
Accumulated deficit	(311,905)	(29,624)
Total members' equity	13,725,195	5,676,876
Total liabilities and members' equity	$38,129,971	$5,726,372

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
	For the Six Months Ended June 30,
	2020	2019
Revenues:
Rental income	$1,092,229	$—
Other income	484,465	—
Total revenues	1,576,694	—

Expenses:
Operating and maintenance	108,066	—
Property management fees - related party	21,408	—
Real estate taxes and insurance	255,501	—
General and administrative	171,961	—
Asset management fees - related party	47,274	—
Fund administrative fees - related party	22,691	—
Depreciation and amortization	393,165	—
Interest expense	207,900	—
Change in unrealized loss on interest rate swap	902,221	—
Total expenses	2,130,187	—

Net loss	(553,493)	—

Less: Net loss - noncontrolling interest	271,212	—

Net loss attributable to Jamestown Invest 1, LLC	$(282,281)	$—

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (UNAUDITED)
For the Six Months Ended June 30, 2020

	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interests	Total Members' Equity
Balance at December 31, 2019	570,650	$5,706,500	$(29,624)	$—	$5,676,876
Contributions from noncontrolling interests	—	—	—	6,443,052	6,443,052
Proceeds from issuance of common shares	215,826	2,158,760	—	—	2,158,760
Net loss	—	—	(282,281)	(271,212)	(553,493)
Ending Balance - June 30, 2020	786,476	$7,865,260	$(311,905)	$6,171,840	$13,725,195

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(553,493)	$—
Unrealized loss on interest rate swap	902,221	—
Depreciation	133,210	—
Amortization of tenant origination costs	259,955	—
Amortization of below-market leases included in other income	(156,648)	—
Amortization of deferred financing costs included in interest expense	31,686	—
Changes in assets and liabilities:
Accounts receivable	(252,425)	—
Prepaid expenses and other assets	(3,330)	—
Accounts payable and accrued expenses	336,970	—
Accrued interest expense	51,251	—
Tenant security deposits	136,076	—
Due to related parties	29,578	—
Deferred income	6,120	—
Net cash provided by operating activities	921,171	—
Cash flows from investing activities:
Purchase of real estate	(34,759,219)	—
Additions to real estate	(254,391)	—
Net cash used in investing activities	(35,013,610)	—
Cash flows from financing activities:
Proceeds from issuance of common shares	2,158,760	—
Contributions from noncontrolling interests	6,443,052	—
Proceeds from mortgage loan payable	21,567,242	—
Payment of financing costs	(585,601)	—
Net cash provided by financing activities	29,583,453	—
Net decrease in cash and cash equivalents and restricted cash	(4,508,986)	—
Cash and cash equivalents and restricted cash, beginning of period	$5,718,072	$—
Cash and cash equivalents and restricted cash, end of period	$1,209,086	$—

Supplemental cash flow information:
Cash paid for interest	$(124,963)	$—

Supplemental disclosure of noncash operating, investing and financing activities:
Increase in accrued capital and leasing costs	$52,938	$—

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2020

1.     Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it will acquire and hold the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company has sold 550,100 common shares at the initial per share price of $10.00 per share in a private placement prior to the offering statement being declared “qualified” by the SEC. The Offering was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. Between January 1, 2020 and June 30, 2020, the Company sold 191,000 and 24,826 common shares at a price of $10.00 and $10.02 per share, respectively. In the aggregate, Jamestown, L.P. (the "Sponsor"), the owner of the Manager, purchased 200,000 common shares for an aggregate purchase price of $2,000,000.
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Dairies JV") from the Sponsor for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia ("Southern Dairies").

2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.
Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.
Real Estate Acquisition Valuations
In accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805), the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions, the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. In the current period, the acquisition of Southern Dairies met the requirements of and was accounted for as an asset acquisition.
The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods. Amortization related to below market leases amounted to $156,648 and $0 for the periods ended June 30, 2020 and 2019, respectively and is included in other income in the accompanying consolidated financial statements.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of tenant origination and absorption costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease. Amortization expense related to tenant origination and absorptions costs amounted to $259,955 and $0 for the six months ended June 30, 2020 and 2019, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).
Depreciation
Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $133,210 and $0 for the six months ended June 30, 2020 and 2019, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2020 and 2019, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition
The majority of the Company’s revenue is earned through the lease of rental space at its underlying properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840). Other revenues, as a whole, are immaterial to total revenues and are accounted for as revenues from contracts with customers in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).
The Company's primary source of revenue is income arising from lease agreements which may include base rent or reimbursements from tenants for real estate taxes, insurance, and other operating expenses.
Base rent is recognized on a straight-line basis over the terms of the related leases. The Company recognizes the reimbursement of expenses from tenants as the related expenses are incurred. Percentage rents are recognized once the thresholds are achieved and the amounts become determinable. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Company recognizes the income upon execution of the agreement. Lease revenues are accounted for in accordance with ASC 840.
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
Expenses are recognized when incurred.
Cash and Cash Equivalents and Restricted Cash

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$1,073,010	$5,718,072
Restricted cash	136,076	—
Total cash and cash equivalents and restricted cash shown in the consolidated statement of cash flows	$1,209,086	$5,718,072

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.
Restricted cash consists of tenant security deposits.
Accounts Receivable
In the normal course of business, the Company extends unsecured credit to its tenants. The Company performs on-going credit evaluations of its tenants and maintains an allowance for doubtful accounts when considered necessary. Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Unpaid accounts receivable do not bear interest.
Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding accounts receivable at the end of each year. The allowance for doubtful accounts was $0 as of June 30, 2020 and December 31, 2019.
Deferred Financing Costs
Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2020, deferred financing costs amounted to $585,601, net of accumulated amortization of $31,686. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value Measurements
From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
•Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market, and significant professional judgment is used in determining the fair value assigned to such assets and liabilities.
The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
Fair value is a market‑based measure considered from the perspective of a market participant rather than an entity‑specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between the levels. There were no reclassifications between levels in 2020.
Organization, Offering and Related Costs
Organization and offering costs of the Company are being paid by the Manager. These organization and offering costs include all expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will not be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.
Share Redemptions
The Company intends to adopt a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post- Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (Note 3).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
Because the NAV per share will be calculated at the end of each quarter, beginning March 31, 2020, the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operating as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Risks and Uncertainties
In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, and market risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company's real estate investments that results from an underlying tenant’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate investments held by the Company.
In July 2017, the Financial Conduct Authority (FCA) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (ARRC) which identified the Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. The Company is not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, the Company’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

The Company has material contracts that are indexed to LIBOR and is monitoring and evaluating the related risks, which include interest expense on mortgage loans payable and amounts received or paid on interest rate swaps. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of mortgage loans payable and interest rate swaps tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.
If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact to the Company is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on the Company’s current or future indebtedness may be adversely affected.
While the Company expects LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02),which is expected to result in lessees recognizing most leased assets on the balance sheet. Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09. ASU 2016-02 currently will be effective for fiscal years beginning after December 15, 2021. Early adoption is permitted and a number of practical expedients may also be elected. Management is currently evaluating the impact ASU 2016-02 will have on the Company's consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), which provides optional expedients and exceptions to the GAAP guidance for contract modifications, hedge accounting, and other transactions affected by interbank offered rates, and in particular, the cessation of the London Interbank Offered Rate (“LIBOR”), to alternative reference rates if certain criteria are met. The guidance is effective from March 12, 2020 to December 31, 2022, and may be elected over time as reference rate reform activities occur. The Company is currently evaluating the impact that the expected market transition from LIBOR to alternative references rates as it relates to the mortgage loan payable and derivative will have on our consolidated financial statements as well as the applicability of the expedients and exceptions provided in ASU 2020-04.

3.    Real Estate
On March 12 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC ("Southern Dairies") from the Sponsor. Southern Dairies is a five-building office campus located in Atlanta, Georgia with 80,000 rentable square feet.
As of June 30, 2020, Southern Dairies was approximately 86% occupied whose leases expire on various dates between 2020 and 2025. Three tenants accounted for 20%, 18% and 12% of the annualized base rents of Southern Dairies. The leases expire in 2020, 2023 and 2021, respectively.
As of June 30, 2020, the future minimum contractual rental income from the Company's real estate investment under its noncancelable operating leases was as follows:

July 1, 2020 through December 31, 2020	$634,887
2021	1,072,605
2022	865,733
2023	686,239
2024	120,946
2025	124,572
Total	$3,504,982

Intangibles
As of June 30, 2020, the Company's intangibles were as follows:

	Tenant Origination Costs	Below-market lease intangibles
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(259,955)	156,648
Net amount	$2,231,219	$(1,826,799)

As of December 31, 2019, there were no intangibles.

4.    Mortgage Loan Payable
On March 12, 2020, Southern Dairies obtained a $25,817,000 mortgage loan, secured by the real estate, and received initial proceeds in the amount of $21,240,000. The remaining balance of the loan proceeds, in the amount of $4,577,000, may be advanced from time to time as reimbursement for certain leasing costs, upon satisfaction of the requirements stated in the mortgage loan agreement.  The loan matures March 12, 2025 and bears interest at a variable rate based on one-month LIBOR (0.1623% as of June 30, 2020) plus 1.55%, adjusted periodically in accordance with the loan agreement. Interest only payments are due on a monthly basis through the maturity date. The loan may be prepaid at any time without penalty.
For the period ended June 30, 2020, the Company incurred $31,686 of amortization related to financing costs, which is included as a component of interest expense in the accompanying financial statements. For the period ended June 30, 2020, the Company incurred interest expense related to the mortgage loan payable of $142,634. For the period ended June 30, 2020, the partnership incurred financing costs of $585,601, which is included in the accompanying consolidated financial statements.
The fair value of the mortgage loan payable is determined by discounting the difference between the contractual loan payments and estimated market loan payments at an equity discount rate based on asset appraisals that reflect how a typical third-party investor would value the cash flows. Market loan payments are derived from overall market lending rates, debt origination and assumption transactions in the market, and property specific factors, including loan to value and cap rate changes. The Company's mortgage loan payable is classified within Level 3 of the valuation hierarchy. The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loan payable are the selection of certain market interest rates and implied equity discount rates. Management reviews the valuation of the mortgage loans payable quarterly. The difference in the calculated fair value and the balance outstanding is the market valuation adjustment. As of June 30, 2020, the mortgage loan payable balance and the fair value of the mortgage loan were $21,567,242.
The Company is subject to certain financial and nonfinancial covenants under the mortgage loan. As of June 30, 2020, the Company was in compliance with all covenants.

5.    Derivative Instrument
The fair value of the interest rate swap is based on the notional, payment frequency, day count fraction, fixed and floating rates, and other factors, including the credit strength of both counterparties. The present value of expected cash flow differences is calculated based on prevailing market and contractual interest rates and credit spreads. The valuations are performed by an independent appraiser consistent with market standards for valuing derivatives. Management reviews the valuation of the interest rate swap quarterly. The Fund's derivative instrument is classified within Level 2 of the valuation hierarchy.
To limit the Company's exposure to interest rate fluctuations on the mortgage loan payable, the Company has entered into an interest rate swap agreement. The interest rate swap agreement fixed the one-month LIBOR portion of the interest rate at for a total all-in-rate of 2.683% and a notional amount of $21,240,000. The agreement expires on March 12, 2025. For the period ended June 30, 2020, the Company incurred $33,580 in interest interest expense related to the derivative which is included as a component of interest expense in the accompanying consolidated financial statements.

In accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, the Company has not designated the interest rate swap as a cash flow hedge. Accordingly, the Company recognizes any changes in fair value as a component of realized and unrealized gains (losses) in the accompanying consolidated financial statements. For the period ended June 30, 2020, the total unrealized loss on the interest rate swap was $902,221.

6.    Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
The Company paid the Manager a quarterly asset management fee equal to 1.25% per annum, based on net offering proceeds until March 31, 2020, after which it is based on NAV at the end of the prior quarter. For the period ended June 30, 2020, the Company paid an asset management fees of $47,274, of which $23,665 remained payable as of June 30,2020 and is included in due to related parties in the accompanying consolidated financial statements..
The Company paid the Manager a quarterly fund administration fee equal to 0.60% per annum, based on net offering proceeds until March 31, 2020, after which it is based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. For the period ended June 30, 2020 the Company paid a fund administration fee of $22,691, of which $11,359 remained payable as of June 30, 2020 and is included in due to related parties in the accompanying consolidated financial statements.
The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
An Affiliate serves as the property management company for Southern Dairies and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the period ended June 30, 2020, the Affiliate received property management fees and cost reimbursements totaling approximately $21,408, of which $12,023 remained payable as of June 30, 2020 and is included in due to related parties in the accompanying consolidated financial statements..
The following amounts are either capitalized into the cost basis of the real estate or included in real estate operating expenses in the accompanying consolidated financial statements.
• An Affiliate receives construction management and development fees and cost reimbursements in connection with building or tenant improvements. For the period ended June 30, 2020, the Affiliate received construction management and development fees and cost reimbursements, including expenses related to employee time and travel, totaling approximately $15,300.
•An Affiliate provides legal services for certain real estate investments and the Partnership. For the period ended June 30, 2020, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $6,700.
•An Affiliate provides leasing services for certain real estate investments. For the period ended June 30, 2020, the Affiliate earned commissions and received cost reimbursements, including expenses related to travel, totaling approximately $0.
•An Affiliate provides services to certain real estate investments, including aesthetics evaluation, design consulting, brand development, public relations coordination, and event coordination. For the period ended June 30, 2020, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $34,100.

•An Affiliate provides services to certain real estate investments for sustainability consulting. For the period ended June 30, 2020, the Affiliate received cost reimbursements, including expenses related to third party fees, employee time and travel, totaling approximately $1,900.
•In addition, an Affiliate was reimbursed for other administrative expenses for certain real estate investments and the Partnership. For the period ended June 30, 2020, the Affiliate was reimbursed approximately $7,200.
As of June 30, 2020, $2,777 remained payable to various affiliates related to these services and is included in due to related parties in the accompanying consolidated financial statements.
The Company will also pay the Manager a disposition fee from the disposition of any investment. The fee is calculated as 1% of the contract sale price of the asset, and is deducted at the time such payment from the disposition of the asset is received. Fees may be waived at the Manager’s sole discretion.
Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, will hold a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be our NAV as of the redemption date (including any accrued Participation Allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company. As of June 30, 2020, there was no Participation Allocation.

7.    Economic Dependency
Under various agreements, the Company has engaged or will engage Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

8.    Commitments and Contingencies
In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.    Subsequent Events
Between July 1, 2020 and September 25, 2020, the Company sold 699 shares at a share price of $10.02 and 9,350 shares at a share price of $10.00, for $100,500 in gross offering proceeds. As of September 25, 2020, the aggregate shares outstanding were approximately 796,525 shares, for total gross offering proceeds of $7,965,760 (including the approximately 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective).
Recently, a pandemic of a novel strain of coronavirus (COVID-19) emerged globally. Although it is not possible to reliably estimate the length or severity of this pandemic and its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19. In addition, there have been calls from federal, state and local authorities regarding work-from-home and shelter-in-place orders that could negatively impact the Company’s business. The Company holds an asset in Georgia, which, as of the date of this report, is subject to state and/or local governmental orders to work-from-home and shelter-in-place and similar restrictions, which limits the use of the Company's asset. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic.

PART III - Item 4. Exhibits

Exhibit	Description
2.1*	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company's Offering Statement on Form 1-K, filed on April 29, 2020)

4.2*	Form of Subscription Agreement for Subscriptions Originated by StartEngine (Incorporated by reference to Exhibit 4.2 to the Company's Offering Statement on Form 1-U, filed on July 20, 2020)

6.1*	Sub-Advisory Agreement (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

6.2*
Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-U, filed on March 16, 2020)

6.3*
Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. (Incorporated by reference to Exhibit 6.2 to the Company's Offering Statement on Form 1-U, filed on March 16, 2020)

8.1*	Escrow Agreement between Jamestown Invest 1, LLC and North Capital (Incorporated by reference to Exhibit 8.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

8.2*
Escrow Services Agreement between Prime Trust, LLC, Jamestown Invest 1, LLC, and StartEngine Primary LLC, dated July 14, 2020 (Incorporated by reference to Exhibit 8.2 to the Company's Offering Statement on Form 1-U, filed on July 20, 2020)

*Previously filed

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	September 25, 2020

Safe Harbor Statement
This Current Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.